SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August 2015

Commission File Number: 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 520-350, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

At the extraordinary general meeting of shareholders of Korea Electric Power Corporation (“KEPCO”) held on August 27, 2015, the agenda set forth below submitted for shareholder approval was approved by the shareholders as originally proposed:

1. Agenda for shareholder approval: Election of three standing directors

*	Details on the agenda approved at the extraordinary general meeting of shareholders are attached hereto. For further details relating to the foregoing agenda, see Form 6-K furnished to the Securities and Exchange Commission on August 12, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Ko, Weon-Gun
Name:	Ko, Weon-Gun
Title:	Vice President

Date: August 27, 2015

Attachment

Agenda 1: Election of three standing directors

Name	Details

Kim, Si-ho

•    Date of Birth: January 1, 1958

•    Term of office: Two years

•    Current Position: Executive Vice President & Chief Operating Officer, KEPCO

•    Previous Position: Vice President of the Secretary Office, KEPCO

•    Education: B.A. in law from Yeungnam University

Park, Sung-chul

•    Date of Birth: February 17, 1960

•    Term of office: Two years

•    Current Position: Director General of Sungnam District Office in Gyeonggi District Division, KEPCO

•    Previous Position: Director General of Western District Office in Seoul District Division, KEPCO

•    Education: M.A. in Electrical Engineering from Yonsei University

Hyun, Sang-kwon

•    Date of Birth: February 4, 1958

•    Term of office: Two years

•    Current Position: Vice President of Corporate Planning Department, KEPCO

•    Previous Position: Vice President of North Gyeonggi District Division, KEPCO

•    Education: M.A. in Public Administration from Yonsei University